Preliminary Final Report of Cue Energy Resources Limited for the Financial Year Ended 30 June 2006

(ABN 45 066 383 971)

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Current Reporting Period:	Financial Year ended 30 June 2006
Previous Corresponding Period:	Financial Year ended 30 June 2005

CUE ENERGY RESOURCES LIMITED
Results for Announcement to the Market for the Financial Year ended 30 June 2006

Results		Change $'000	Change %	30 June 2006 Amount $'000
Revenue from continuing activities	up	3,215	49.2	9,755
Profit/(loss) after tax attributable to members	up	1,208	126	2,167
Net profit/(loss) attributable to members	up	1,208	126	2,167

Dividends (Distributions)

		Amount per security	Franked amount per security
Final dividend		Nil	Nil
Interim dividend		Nil	Nil
Record date for determining entitlements to the dividend			
• final dividend		n/a	n/a
• interim dividend		n/a	n/a

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

Cue recorded a net profit after income tax of $2.2 million (2005: $1.0 million) for the financial year, after income tax of $2.4 million (2005: $0.8 million).

The profit was achieved primarily from sales revenue of $8.4 million (2005: $6.0 million) received from oil sales from the SE Gobe oil field in Papua New Guinea. Operating costs totalled $5.2 million (2005: $4.8 million) for the financial year, comprising production costs of $1.8 million (2005: $0.7 million) and amortisation expense of $1.5 million (2005: $2.2 million).

No dividends have been paid or declared since the end of the prior financial year and no dividends have been recommended by the Directors in respect of the financial year ended 30 June 2006.

Cue Energy Resources Limited
Consolidated Income Statement
for the Financial Year Ended 30 June 2006

	NOTE	2006 $	2005 $
Operating Revenue	2	9,754,631	6,539,560
Operating Expenses	2	(5,166,281)	(4,815,705)
Operating profit/(loss) before income tax		4,588,350	1,723,855
Income tax expense	4	(2,421,574)	(764,477)
Net profit/(loss) attributable to parent shareholders		2,166,776	959,378
Basic earnings per share		$0.0041	$0.0029
Diluted earnings per share		$0.0041	$0.0029
Net Tangible Assets per Security (cents)		4.3	5.2

Cue Energy Resources Limited
Consolidated Statement of Changes in Equity
for the Financial Year Ended 30 June 2006

	2006 $	2005 $
TOTAL EQUITY AT THE BEGINNING OF THE YEAR	78,530,441	34,133,596
Profit for the year	2,166,776	959,378
Total recognised income and expense for the period		
Attributable to:		
Members of the parent	2,166,776	959,378
Increase in:		
Asset Revaluation Reserve arising from increase / (decrease) in market value of available-for-sale investments	218,613	(25,487)
Total changes in equity other than those resulting from transactions with equity holders as equity holders	2,385,389	933,891
Transactions with equity holders in their capacity as equity holders		
Issue of shares	23,035,430	45,692,750
Cost of options	13,500	139,000
Capital raising costs	(1,192,931)	(2,368,796)
TOTAL EQUITY AT THE END OF THE YEAR	102,771,829	78,530,441

Cue Energy Resources Limited
Consolidated Balance Sheet
For the Financial Year Ended 30 June 2006

	NOTE	2006 $	2005 $
Current Assets			
Cash and cash equivalents	8	29,902,659	25,036,031
Receivables		1,069,041	389,863
Total Current Assets		30,971,700	25,425,894
Non Current Assets			
Property, plant and equipment		84,451	19,267
Other financial assets		582,038	357,117
Exploration and evaluation expenditure		75,397,867	51,535,439
Production properties		4,625,760	4,760,315
Total Non Current Assets		80,690,116	56,672,138
Total Assets		**111,661,816**	**82,098,032**
Current Liabilities			
Payables		7,202,938	3,031,213
Tax liabilities		1,294,644	22,568
Provisions		220,245	184,934
Total Current Liabilities		8,717,827	3,238,715
Non Current Liabilities			
Deferred tax liabilities		172,160	328,876
Total Non Current Liabilities		172,160	328,876
Total Liabilities		**8,889,987**	**3,567,591**
Net Assets		**102,771,829**	**78,530,441**
Shareholders' Equity			
Share capital		141,477,483	119,621,484
Reserves		372,741	154,128
Accumulated losses	3	(39,078,395)	(41,245,171)
Total Shareholders' Equity		**102,771,829**	**78,530,441**

Cue Energy Resources Limited
Consolidated Cash Flow Statement
For the Financial Year Ended 30 June 2006

	NOTE	2006 $	2005 $
Cash Flows from (to) Operating Activities			
Production income		8,320,209	5,904,582
Interest received		764,234	455,465
Payments to employees and other suppliers		(3,216,567)	(1,965,772)
Income tax paid		(1,306,215)	(774,663)
Royalties paid		(153,125)	(88,299)
Net cash from (to) operating activities	8 (a)	4,408,536	3,531,313
Cash Flows from (to) Investing Activities			
Refund of exploration expenditure		8,743,015	-
Payments for exploration expenditure		(29,103,867)	(24,975,511)
Payments for office equipment		(81,424)	(2,851)
Payments for production properties		(1,359,806)	(881,815)
Net cash from (to) investing activities		(21,802,082)	(25,860,177)
Cash Flows from (to) Financing Activities			
Proceeds from share issues		23,035,430	45,692,750
Payments for share issue costs		(1,217,931)	(2,368,796)
Performance bond released		-	68,181
Net cash from (to) financing activities		21,817,499	43,392,135
Net Increase (Decrease) in Cash Held		4,423,953	21,063,271
Opening Cash Brought Forward		25,036,031	4,215,899
Effect of exchange rate change on foreign currency balances held at the beginning of the year		442,675	(243,139)
Ending Cash Carried Forward	8 (b)	**29,902,659**	**25,036,031**

Notes to the Financial Statements for the Financial Year ended 30 June 2006

Notes	Contents	Page
1	Basis of Preparation	6
2	Revenue, Expenses and Losses	6
3	Accumulated Losses	7
4	Income Tax Expense	7
5	Controlled Entities	8
6	Details of Joint Venture Entities and Associates	9
7	Segment Information	10
8	Notes to the Cash Flow Statement	11
9	Subsequent Events	12
10	Information on Audit or Review	12
11	International Financial Reporting Standards	12

NOTES TO THE FINANCIAL STATEMENTS
For the Financial Year Ended 30 June 2006

1 BASIS OF PREPARATION

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report have been applied consistently to all periods presented in this report.

2 REVENUE, EXPENSES AND LOSSES

	2006 $	2005 $
Operating Revenue		
Continuing activities		
Production income	8,396,121	6,010,137
Management fees	122,943	-
Net foreign currency gain	492,874	-
Interest income	742,693	529,423
Total Operating Revenue	**9,754,631**	**6,539,560**
Operating Expenses		
Continuing activities		
Net foreign currency losses	-	243,139
Depreciation	16,240	7,791
Employee expenses (net of superannuation)	881,110	765,604
Superannuation contribution expense	117,600	74,447
Production costs	1,753,588	736,928
Administrative expenses	569,292	630,120
Operating lease expense	52,548	33,923
Amortisation production properties	1,494,361	2,180,929
Exploration and evaluation costs written off	262,850	125,312
Write (up)/down of the carrying value of investments	18,692	17,512
Total expenses	**5,166,281**	**4,815,705**

3 ACCUMULATED LOSSES

	2006 $	2005 $
Accumulated losses at beginning of financial year	(41,245,171)	(42,204,549)
Net profit attributable to members of Cue Energy Resources Limited	2,166,776	959,378
Accumulated losses at end of financial year	**(39,078,395)**	**(41,245,171)**

4 TAXATION

	2006	2005
Operating Profit/(Loss) before tax	4,588,350	1,723,855
Income tax at current rate 30%	1,376,505	517,157
Tax effect of:		
Tax on foreign income due to different tax rate	968,630	305,791
Expenditure not deductible for tax	4,050	41,700
Allowable mining deductions	(91,508)	(294,998)
Losses carried forward	377,601	336,955
Equity cost deductions	(213,704)	(142,128)
Income tax expense	2,421,574	764,477

5 CONTROLLED ENTITIES

Name of Entity	**Country of Incorporation**	**Ownership and Voting Interest 2006 %**	**Ownership and Voting Interest 2005 %**
Parent entity			
Cue Energy Resources Limited	Australia	100	100
Controlled entities			
Cue PNG Oil Company Pty Ltd	Australia	100	100
Cue Energy Holdings Ltd	Australia	100	100
Cue Energy Indonesia Pty Ltd	Australia	100	100
Cue (Ashmore Cartier) Pty Ltd	Australia	100	100
Cue Sampang Pty Ltd	Australia	100	100
Cue Taranaki Pty Ltd	Australia	100	100
Toro Oil Pty Ltd	Australia	100	100
Omati Oil Pty Ltd	Australia	100	100
Galveston Mining Corporation Pty Ltd	Australia	100	100
Cue Exploration Pty Ltd	Australia	100	100

6 INTERESTS IN JOINT VENTURES

The consolidated entity has an interest (rounded to two decimal places) in the following joint venture operations as at 30 June 2006:

	Principal Activities	Interest 2006 %	Interest 2005 %
Bass Basin – Tasmania			
T/37P	Oil and gas exploration	50	-
T/38P	Oil and gas exploration	50	-
Western Australia			
EP363	Oil and gas exploration	10 (option)	10 (option)
WA-359-P	Oil and gas exploration	50	-
WA-360-P	Oil and gas exploration	50	-
WA-361-P	Oil and gas exploration	50	-
New Zealand			
PEP 38413	Oil and gas exploration	5	-
Papua New Guinea			
PRL 9	Oil and gas exploration	14.89	14.89
PRL 8	Oil and gas exploration	10.72	10.72
PPL 190	Oil and gas exploration	10.95	10.95
PDL 3	Petroleum production and exploration	5.57	5.57
SE Gobe Unit	Oil production	3.29	3.29
Madura – Indonesia			
Sampang	Oil and gas exploration	15*	15
Timor Sea			
AC/P20	Oil and gas exploration	20	-

* 8.181878% in the Jeruk field.
Interest in the licence could reduce to 13.5% (Jeruk 7.36%) following the completion of a 10% acquisition by the nominated Indonesian participant. The transaction has not been completed.

	2006 $	2005 $
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:		
Non Current Assets:		
Exploration and Evaluation Expenditure	75,397,867	51,535,439
Production Properties	4,625,760	4,760,315
Net Assets employed in the Joint Ventures	80,023,627	56,295,754

7 FINANCIAL REPORTING BY SEGMENTS

Primary reporting – geographical segments

The consolidated entity's risks and returns are affected predominantly by differences in the geographical areas in which it operates; therefore, geographical segments is considered its primary reporting format.

Secondary reporting – business segments

The consolidated entity operates predominantly in one business, namely exploration, development and production of hydrocarbons.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies.

Composition of each geographical segment

The countries designated have areas of interest in those respective countries.

Geographic segments

2006

	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$	$	$	$	$
Revenue	-	8,396,121	-	1,358,510	9,754,631
	-	8,396,121	-	1,358,510	9,754,631
Result before tax	-	5,148,172	-	(559,822)	4,588,350
Income tax	-	(2,421,574)	-	-	(2,421,574)
Result after tax	-	2,726,598	-	(559,822)	2,166,776
Assets	61,513,540	10,566,717	8,445,374	31,136,185	111,661,816

2005

	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$	$	$	$	$
Revenue	-	6,010,137	-	529,423	6,539,560
	-	6,010,137	-	529,423	6,539,560
Result before tax	-	3,092,280	-	(1,368,425)	1,723,855
Income tax	-	(764,477)	-	-	(764,477)
Result after tax	-	2,327,803	-	(1,368,425)	959,378
Assets	39,393,218	10,513,982	6,641,806	25,549,026	82,098,032

8 NOTES TO THE STATEMENT OF CASH FLOW

Notes to Cash Flow Statement
For the Financial Year Ended 30 June 2006

	2006	2005
	$	$
(a) Reconciliation of operating profit / (loss) to net cash flows from operating activities:		
Reported profit / (loss) after tax	2,166,776	959,378
Impact of changes in working capital items		
Decrease/(increase) in receivables	(98,713)	(274,363)
Increase/(decrease) in payables	1,240,355	232,536
Items not involving cash flows		
Depreciation	16,240	7,791
Amortisation	1,494,361	2,180,929
Employee benefits	13,500	164,391
Net loss on foreign currency conversion	(442,675)	243,139
Write down/(up) value of investments	18,692	17,512
Net cash flows from operating activities	4,408,536	3,531,313
(b) Cash comprises cash balances held within Australia and overseas:		
Australia	29,901,993	24,949,776
New Zealand	-	85,381
Papua New Guinea	666	874
Cash and bank balances	29,902,659	25,036,031
Cash Flow Statement cash balance	**29,902,659**	**25,036,031**

9 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year the Company has been awarded a 100% interest in WA-389-P in the northern Carnarvon Basin, Western Australia. Apart from this award, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

10 INFORMATION ON AUDIT OR REVIEW

This report is based on accounts that are in the process of being audited.

11 INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australia has introduced International Financial Reporting Standards (IFRS) effective for financial years commencing on or after 1 January 2006.

These are the consolidated entity's first financial statements prepared in accordance with new Australian Standards – AIFRSs.

The policies set out in Note 1 have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information in these financial statements for the year ended 30 June 2005, and in the preparation of an opening AIFRS balance sheet at 1 July 2004 (the date of transition).

In preparing its opening AIFRS balance sheet, the company and consolidated entity have adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's / the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

**Consolidated Income Statement
for the year ended 30 June 2005**

	Note	Previous GAAP $	Effect of Change $	AIFRS $
Operating Revenue		6,539,560	-	6,539,560
Operating Expenses	(i)	(4,676,705)	(139,000)	(4,815,705)
Operating profit/(loss) before income tax		1,862,855	(139,000)	1,723,855
Income tax expense		(764,477)	-	(764,477)
Net profit/(loss) attributable to parent shareholders		1,098,378	(139,000)	959,378

11 INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont')

**Consolidated Balance Sheet
as at 30 June 2005**

	Note	Previous GAAP $	Effect of Change $	AIFRS $
Current Assets				
Cash and cash equivalents		25,036,031	-	25,036,031
Receivables		389,863	-	389,863
Total Current Assets		25,425,894	-	25,425,894
Non Current Assets				
Property, plant and equipment		19,267	-	19,267
Other financial assets		357,117	-	357,117
Exploration and evaluation expenditure		51,535,439	-	51,535,439
Production properties		4,760,315	-	4,760,315
Total Non Current Assets		56,672,138	-	56,672,138
Total Assets		**82,098,032**	-	**82,098,032**
Current Liabilities				
Payables		3,031,213	-	3,031,213
Tax liabilities		22,568	-	22,568
Provisions		184,934	-	184,934
Total Current Liabilities		3,238,715	-	3,238,715
Non Current Liabilities				
Deferred tax liabilities		328,876	-	328,876
Total Non Current Liabilities		328,876	-	328,876
Total Liabilities		**3,567,591**	-	**3,567,591**
Net Assets		**78,530,441**	-	**78,530,441**
Equity				
Issued capital	(i)	119,482,484	139,000	119,621,484
Reserves		154,128	-	154,128
Accumulated losses	(i)	(41,106,171)	(139,000)	(41,245,171)
Total Equity		**78,530,441**	-	**78,530,441**

11 INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont')

Notes to the reconciliation of equity and profit

(i) Equity based compensation in the form of share options is recognised as expenses in the periods during which the employee provides related services under AASB 2 "Share-based Payments". Under previous GAAP, the consolidated entity did not account for equity settled share based payments.

The effect in the consolidated entity and Company of accounting for equity-settled share-based payment transactions at fair value is to increase administration expenses by $139,000 for the year ended 30 June 2005 and increase accumulated losses by $139,000.

(ii) The adoption of AIFRS has not resulted in any material adjustments to the Cash Flow Statements.

(iii) No adjustments for the transition to AIFRS were required at the transition date of 1 July 2004 for the consolidated entity.